UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: November 10, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ASTRIS ENERGI ENGAGES ARDOUR CAPITAL INVESTMENTS AS INVESTMENT BANKER

MISSISSAUGA, ONTARIO, CANADA, November 8, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), announced today that it has engaged New York investment house, Ardour Capital Investments LLC, a firm specializing in the Energy Technology/Alternative Power sector to act as its financial advisor and help Astris raise financing for its next stage of development.

Funds raised will allow the company to pursue channel partners for the commercialization of its line of Alkaline Fuel Cells and generators. "Ardour Capital has established itself as a leading Investment Bank for the alternative energy sector," said Jiri K. Nor, President and CEO. "At this critical stage of our development, it is important for us to establish access to the global capital markets. We are confident that Ardour Capital can help us with both our immediate financing needs, as well as by providing sound strategic advice. With sufficient capital in the bank, we will be able to focus on securing marketing partners and establishing appropriate production capacity to meet projected product demand."

“We are pleased to be working with Astris Energi,” said Kerry Dukes, Managing Director of Ardour Capital. “the Astris technology and unique approach in rationalizing the fuel cell value chain, offers tremendous opportunity going forward.”

About Ardour Capital Investments
Ardour Capital Investments, LLC is an NASD registered broker/dealer that provides a wide range of financial services for both public and private energy technology/Alternative Power companies. Ardour provides investors that specialize in small capitalization growth companies a truly independent brand of research not traditionally found within the securities industry. Ardour has made a commitment to be a leading research institution in the Energy Technology/Alternative Power sector.

About Astris Energi Inc.
Astris is committed to becoming a leading provider of affordable stationary and motive power fuel cells and components. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Anthony Durkacz
VP of Finance
Ph: 905-608-2000
Fx: 905-608-8222
Web: www.astris.ca
Astris Energi Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRIS ENERGI INC.

November 10, 2005	By:	/s/ Anthony J. Durkacz
Anthony J. Durkacz
Vice President of Finance